UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 22,896 ELECTRIC VEHICLES IN OCTOBER 2026, SETTING A COMPANY RECORD OF OVER 200,000 ELECTRIC VEHICLES DELIVERED IN VIETNAM YEAR-TO-DATE

Hanoi, November 12, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced preliminary domestic Vietnam deliveries of 22,896 electric vehicles (“EVs”) for October 2026. Year to date, the Company has delivered a preliminary total of 200,593 EVs to customers in Vietnam. To the Company’s knowledge, based on available industry data, this marks the first time an automotive brand in Vietnam has surpassed 200,000 EVs in the first 10 months of the year, reaffirming its leadership in the domestic automotive market.

Notably, the VF 3 was VinFast’s best-selling model in October, with 3,960 vehicles delivered during the month. The VF 6 ranked second with 3,716 vehicles delivered. The VF 5 and the Herio Green, a model derived from the VF 5, recorded combined deliveries of 3,706 vehicles, followed by the VF 2 and the Minio Green, a model derived from the VF 2, with combined deliveries totaling 3,405 vehicles. The Limo Green recorded 2,957 vehicles delivered, while the VF 8 recorded 1,903 vehicles delivered. The VF MPV 7 recorded 1,319 vehicles delivered, followed by the VF 7 with 929 vehicles delivered.

For the first 10 months of 2026, the VF 3 and the Limo Green were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 46,232 and 42,975 vehicles, respectively. The Company also delivered 34,126 VF 5 and Herio Green vehicles, 22,742 VF 6 vehicles, 13,297 VF MPV 7 vehicles and 9,841 VF 7 vehicles during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes:

Preliminary delivery results are subject to change and may differ from the final number of deliveries recognized as vehicle sales revenue for the period following the year-end audit. All information in this announcement regarding vehicle deliveries in Vietnam, including monthly, monthly growth, and year-to-date data, excludes vehicles delivered in Vietnam pursuant to sales agreements that provide for subsequent export of such vehicles to international markets.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers’ Association and the Company’s internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a diverse portfolio of electric vehicles, including SUVs, MPVs, minicars, and pick-up trucks, as well as e-scooters, e-bikes, and e-buses. VinFast serves customers in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: November 12, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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